SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2014

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement of Key Financial and Performance Indicators for the First Quarter of 2014, dated April 28, 2014	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate the acquired business or assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•	any changes in the regulations or policies of the Ministry of Industry and Information Technology, or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

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•	tariff policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	effects of our restructuring and integration following the completion of our acquisition of the Code Division Multiple Access technology, or CDMA, telecommunications business in 2008;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the third generation mobile telecommunications, or 3G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business; and

•	changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: April 29, 2014	By:	/s/ Wang Xiaochu
		Name:	Wang Xiaochu
		Title:	Chairman and Chief Executive Officer

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Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

KEY FINANCIAL AND PERFORMANCE INDICATORS FOR THE FIRST QUARTER OF 2014

  The unaudited financial data of the Group for the first quarter of 2014

-	Operating revenues were RMB83,184 million, representing an increase of 6.9% over the corresponding period of last year

-	Operating revenues excluding mobile terminal sales were RMB74,146 million, representing an increase of 8.1% over the corresponding period of last year

-	EBITDA was RMB25,085 million, representing an increase of 0.6% over the corresponding period of last year

-	Profit attributable to equity holders of the Company was RMB5,547 million, representing an increase of 17.9% over the corresponding period of last year

In order to further enhance the transparency of the Group and to enable shareholders, investors and the general public to better appraise the operational performance of the Group, the board of directors (the “Board”) of China Telecom Corporation Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key financial and performance indicators of the Group for the first quarter of 2014.

Financial Data (Extracted from financial records prepared in accordance with International Financial Reporting Standards)

	For the period from 1 January 2014 to 31 March 2014	For the period from 1 January 2013 to 31 March 2013	Increase/ (Decrease)
	(RMB million)	(RMB million) (restated)*

Operating revenues	83,184	77,840	6.9%

Operating revenues excluding mobile terminal sales	74,146	68,606	8.1%

Operating expenses
Depreciation and amortisation	(16,363)	(17,380)	(5.9%)
Network operations and support	(14,092)	(10,788)	30.6%
Selling, general and administrative	(18,507)	(18,266)	1.3%
Personnel expenses	(12,994)	(10,629)	22.3%
Other operating expenses	(12,506)	(13,219)	(5.4%)

Total operating expenses	(74,462)	(70,282)	5.9%

Operating profit	8,722	7,558	15.4%
Finance costs and others	(1,391)	(1,303)	6.8%

Profit before taxation	7,331	6,255	17.2%
Income tax	(1,762)	(1,525)	15.5%

Profit for the quarter	5,569	4,730	17.7%

Profit attributable to:
Equity holders of the Company	5,547	4,704	17.9%
Non-controlling interests	22	26	(15.4%)

	As at 31 March 2014	As at 31 December 2013
	(RMB million)	(RMB million)

Total Assets	544,708	543,239	0.3%

Total Liabilities	(260,475)	(264,575)	(1.5%)

Total Equity	284,233	278,664	2.0%

*	Certain figures for the first quarter of 2013 were correspondingly and retrospectively restated to include the impact of the acquisition of China Telecom (Europe) Limited in the year 2013. Please refer to note 1 of the audited financial statements in the 2013 annual report for details.

Business Data

	As at 31 March 2014/ For the period from 1 January 2014 to 31 March 2014	As at 31 December 2013/ For the period from 1 October 2013 to 31 December 2013	As at 30 September 2013/ For the period from 1 July 2013 to 30 September 2013

Mobile Subscribers (Million)	183.20	185.58	181.14
of which 3G Subscribers (Million)	104.14	103.11	96.48
Net Add/(Decrease) of Mobile Subscribers (Million)	(2.38)	4.44	6.64
of which Net Add of 3G Subscribers (Million)	1.03	6.63	9.15
Mobile Voice Usage (Billion Minutes)	153.39	159.17	155.21
Wireline Broadband Subscribers (Million)	102.33	100.10	98.04
Net Add of Wireline Broadband Subscribers (Million)	2.23	2.06	2.22
Local Access Lines in Service (Million)	152.83	155.80	157.93
including: Household (Million)	96.23	97.62	99.28
Government & Enterprise (Million)	40.33	40.17	39.90
Public Telephone (Million)	12.20	12.56	12.71
Wireless Local Access (Million)	4.07	5.45	6.04
Net Decrease of Local Access Lines in Service (Million)	(2.97)	(2.13)	(1.67)
Wireline Local Voice Usage (Billion Pulses)	32.12	36.83	37.62
Wireline Long Distance Usage (Billion Minutes)	7.10	8.37	8.81

For the first quarter of 2014, the number of mobile subscribers of the Company was 183 million, representing a cumulative net decrease of 2.38 million. Of which the number of 3G subscribers was 104 million, representing a cumulative net addition of 1.03 million. The decline in the number of mobile subscribers in the quarter was mainly due to the increasing market competition driven by the launch of LTE services and strengthened marketing promotion by the peers. In December last year the Company was granted the permit to operate the LTE/4G digital cellular mobile service (TD-LTE) and commenced to launch the LTE data devices services in February 2014. The first batch of 4G data devices were all compatible with TD-LTE standard. The Company is currently applying for LTE FDD licence while expanding the width and depth of LTE network coverage in major cities to create superior network quality and accelerating e-Surfing 4G handset value chain development to assure superior 4G handset service experience to drive its mobile subscriber growth and investment return in future. The average mobile service revenue per user per month (ARPU) in the first quarter was stable with slight increase as compared to that for the full year of last year. Facing the challenges from the new Internet technology and the intensified mobile substitution, the number of local access lines in service of the Group declined by 2.97 million in the first quarter. Services like Internet access and data services continued its robust growth momentum, which effectively offset the impact of decline in the wireline voice services. The wireline broadband subscribers reached 102 million, representing a net addition of 2.23 million. The fundamentals of the overall wireline services continued to remain stable and the revenues from wireline services remained steady with slight increase.

The Company’s operation was on track as planned for the first quarter of 2014. The operating revenues were RMB83,184 million, representing an increase of 6.9% from the same period of last year. Revenues from sale of mobile terminals were RMB9,038 million, a decrease of 2.1% over the corresponding period of last year. The operating revenues excluding mobile terminal sales were RMB74,146 million, representing an increase of 8.1% from the same period of last year and continued to maintain robust growth. The customer relationships acquired in the acquisition of CDMA mobile business in 2008 had been fully amortised in 2013, leading to savings in the amortisation of customers relationships from this year onwards and enhancing a decrease of the depreciation and amortisation by 5.9% in the first quarter of 2014 over the same period of last year. For the first quarter of 2014, the Company strengthened the initiatives in network operation and at the same time enhanced the quality of network maintenance so as to create the competitive edges for the synergistic development of 3G and 4G, wireline broadband and wireless broadband. As a result, the network operations and support expenses for the first quarter of 2014 increased by 30.6% over the same period of last year. In the first quarter, the selling, general and administrative expenses primarily remained at the same level as that for the same period of last year mainly due to the Group’s appropriate control of the pace of the marketing initiatives to enhance the profitable scale development of its mobile services. The personnel expenses for the first quarter of 2014 increased by 22.3% over the same period of last year mainly as a result of the increase in performance-linked remuneration in alignment with the growth in profit while the personnel expenses for the first quarter of last year declined by 5.5% year over year. Benefitting from the adjustments to the mobile network interconnection settlement standards effective from 1 January 2014, the Company had some savings in interconnection settlement charges, leading to a decrease of the other operating expenses by 5.4% over the same period of last year. The finance costs and others increased by 6.8% over the same period of last year mainly due to the increase in the market interest rates of debts. The profit attributable to equity holders of the Company was RMB5,547 million, representing an increase of 17.9% from the same period of last year. EBITDA was RMB25,085 million, an increase of 0.6% from the same period of last year. EBITDA margin (EBITDA divided by the operating revenues excluding mobile terminal sales) was 33.8%.

With the 4G licensing, the Company will grasp the opportunity for rapid development, proactively and appropriately tackle the challenges from regulatory and policy changes such as national tax reform, striving to create a New China Telecom. Based on the characteristics of its own resources, the Company will fully leverage the dual-technology strengths of wireline broadband and wireless broadband. The Company will also actively apply for the permit of LTE FDD operation and will deploy 4G network appropriately with regard to the government policy and business development. A seamless high-speed mobile network built through the hybrid network, coupled with highly efficient and coordinated development of 4G and 3G, will establish a full scene of network edge. The Company will deepen the reform and accelerate the evolution towards an Internet-business type operation model. Capitalizing on reform and innovation, the Company will firmly persist in the implementation of the “Three New Roles” strategy and promote dual enhancement in scale development and profitability with continual reinforcement in competitiveness. By proactively open cooperation based on complementary resources and edge, the Company will endeavor to achieve win-win cooperation in the industry value chain and accelerate the strategic planning of emerging businesses, so as to create new values for shareholders.

The Board wishes to remind investors that the above financial and business data are based on the Group’s unaudited management accounts. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board China Telecom Corporation Limited Wang Xiaochu Chairman and Chief Executive Officer

Beijing, PRC, 28 April 2014

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Yang Jie as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Yang Xiaowei, Mr. Sun Kangmin and Mr. Ke Ruiwen as the executive vice presidents, Mr. Xie Liang as the non-executive director, Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura and Mr. Xu Erming as the independent non-executive directors.